SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) 35-3.0039609.0

NOTICE TO THE MARKET

In view of the news report published by Valor Econômico today, Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby clarifies to its shareholders and to the market in general that the election of members for the Board of Directors was not included in the agenda of the Annual Shareholders’ Meeting, to be held on April 27, 2018 (ASM/2018), because the Annual Shareholders’ Meeting held on July 3, 2017 approved the election of the Board of Directors with a term of office up to the 2019 Annual Shareholders’ Meeting, when there will be a new election.

Furthermore, concerning the appointment of candidates for the Fiscal Council by minority shareholders, the Company clarifies that, when the Management’s Proposal for the ASM/2018 was published, none of the application to include names in the Remote Voting Form were deemed valid by the Company, in accordance with the current law, as the requirements of paragraph 1 of article 21-L and item II of article 21-M of CVM Instruction 481/09 were not met. It is worth noting that the deadline to receive proposals to include candidates for the Fiscal Council in the Remote Voting Form ended on April 2, 2018, and that the Company is timely - under the term established in CVM Instruction 481/09 - assessing if the applications received meet the minimum legal requirements.

In this sense, if the Company verifies that the applications submitted meet all legal requirements, it will re-submit the Remote Voting Form within the term provided for in said instruction, i.e. by April 6, 2018.

São Paulo, April 3, 2018.

Marcelo Cunha Ribeiro

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer
COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.